

INDEPENDENT AUDITORS' REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Shareholders of
  Whooshh Innovation, Inc.
Seattle, Washington

Opinion

We have audited the consolidated financial statements of Whooshh Innovations, Inc. ("the Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Whooshh Innovations, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Whooshh Innovation, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company's ability to continue as a going concern is dependent upon, among other things, its ability to generate sufficient cash flows from operations, and it has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding this matter is also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovation, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Whooshh Innovation, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovation, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
June 18, 2025



Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2023 and 2024

Table of Contents





BALANCE SHEETS

As of December 31,		2024		2023
Assets				
Current Assets				
Cash	$	193,154	$	4,375
Trade A/R - net		6,078		33,708
Inventory		73,547		77,258
Other Current		47,502		44,196
Total Current Assets		320,281		159,536
PP&E, net of accumulated depreciation		521,625		609,800
Intangibles		185,857		0
Right-of-use assets, operating lease		334,717		183,797
Total Assets	$	**1,362,479**	$	**953,132**
Liabilities and Equity				
Current Liabilities				
Accounts Payable	$	381,895	$	1,056,749
Wages Payable		134,250		117,335
Operating Lease, current		311,942		86,620
Interest Payable		669,570		710,242
Line of Credit		275,417		286,681
Current Portion LTD, net of discount		3,855,430		2,922,556
Other Current Liabilities		693,717		248,076
Total Current Liabilities		6,322,219		5,428,260
Deferred Tax Liability		233,007		233,007
Operating lease - net of current portion		26,706		96,795
Long Term Debt - net of current portion		3,731,010		2,326,595
Total Liabilities		**10,312,941**		**8,084,657**
Stockholders' Equity				
Common Stock, par value		482		477
Additional Paid-in Capital		18,501,549		17,665,820
Shares to be issued		-		2,047
Accumulated Deficit		(25,826,557)		(23,176,789)
Non-Controlling Interest		(1,625,936)		(1,623,079)
Total Equity		**(8,950,462)**		**(7,131,524)**
Total Liabilities and Equity	$	**1,362,479**	$	**953,132**

See accompanying notes to the financial statements



INCOME STATEMENT

For the Years Ended December 31,	2024	2023
Gross Revenue	$ 733,981	$ 487,609
Net Sales	733,981	487,609
Cost of Goods Sold	65,676	282,419
Total Cost of Goods Sold	65,676	282,419
Gross Profit	**668,306**	**205,191**
Salaries and Benefits	1,281,241	1,081,110
Salaries and Benefits (R&D)	167,238	163,792
R&D	122,956	7,985
Advertising and Marketing	77,786	138,748
Professional Services - Accounting and Tax	33,315	35,720
Professional Services - Legal	16,297	20,808
Professional Services - Lobbying	-	28,748
Travel and Entertainment	32,873	38,231
Rent	288,905	98,340
Utilities	63,865	22,761
Outside Services - Production and Office Expenses	392,770	349,002
Shop Related	8,774	9,621
Depreciation	414,122	407,237
Total Expenses	2,900,141	2,402,104
Operating Income (Loss)	**(2,231,835)**	**(2,196,913)**
Foreign Exchange (Gain) Loss	2,281	35
Interest (Income)	(6,676)	31
Other (Income)	(749)	(615)
Interest Expense	362,733	294,146
Amortization of Loan Fees	63,199	186,724
(Gain) Loss on Settlement	-	5,000
Income before income taxes	**(2,652,625)**	**(2,682,235)**
Deferred Tax Expense	-	-
Net Income	**$ (2,652,625)**	**$ (2,682,235)**



WHOOSHH INNOVATIONS

Consolidated Statement of Shareholders' Equity

For the Years Ended December 31, 2024 and 2023

	Common Shares		Paid-In Capital	Shares to be issued	Accumulated Deficit (62.87%)	Non-Controlling Interest (37.13%)	Shareholders' Deficit
	Shares par value	Amount $ 0.00001					
Balance - December 31, 2022	47,100,297	$ 473	$ 16,587,898	$ -	$ (20,499,414)	$ (1,618,220)	$ (5,529,263)
Shares issued for cash	272,820	2.73	654,766				654,769
Shares Issued related to AP settlement	18,666	0.19	49,998				49,998
Shares issued related to Reg CF offering	155,651	1.56	268,369				268,370
Offering Costs			(39,760)				(39,760)
Shares to be issued related to Reg CF offering				2,047			2,047
Issuance of warrants in conjuction of debt			84,406				84,406
Shares based compensation			60,144				60,144
Net Income/Loss					(2,677,375)	(4,860)	(2,682,235)
Balance - December 31, 2023	47,547,434	$ 477	$ 17,665,820	$ 2,047	$ (23,176,789)	$ (1,623,079)	$ (7,131,525)
Shares issued for cash							-
Shares Issued related to AP settlement	14,000	0.14	21,000				21,000
Shares issued related to Reg CF offering	156,424	1.56	80,744				80,746
Offering Costs			(9,422)				(9,422)
Shares to be issued related to Reg CF offering				(2,047)			(2,047)
Shares Issued upon warrant exercise	294,288	2.94	132,770				132,773
Shares based compensation			175,094				175,094
Warrants issued in conjunction with asset acquisition			185,857				185,857
Business combination with FiSC LLC			249,686				249,686
Net Income/Loss					(2,649,768)	(2,857)	(2,652,625)
Balance - December 31, 2024	48,012,146	482	18,501,549	-	(25,826,557)	(1,625,936)	(8,950,462)

See accompanying notes to the financial statements



Consolidated Financial Statements
Audited

STATEMENT OF CASH FLOWS

For the Years Ended December 31,		2024		2023
Cash Flows from Operating Activities:				
Net Income (loss)	$	(2,652,625)	$	(2,682,235)
Adjustments to reconcile net income				
to net cash used in operating activities:				
Depreciation Expense		414,122		407,237
Amortization of loan fees and debt discount		63,199		186,724
(Gain) Loss on settlement of debt				5,000
Shares based compensation		175,094		60,144
Decrease (increase) in operating assets				
Accounts Receivable		78,041		(13,083)
Inventory		3,710		489
Other assets		(3,306)		39,501
Increase (decrease) in operating liabilties				
A/P and accrued liabilities		50,174		172,575
Operating lease liability		4,313		(2,591)
Other current liabilities		371,764		11,019
Net cash provided by (used in) operating activities		(1,495,514)		(1,815,220)
Cash flows from investing activities:				
Proceeds from (Purchases of) PP&E		(28,422)		19,793
Net cash (used) provided by investing activities		(28,422)		19,793
Cash flows from financing activities:				
Issuance of common shares		-		654,769
Proceeds from Reg CF, net offering costs		71,323		228,610
Shares to be issued, Reg CF Offering		(2,047)		2,047
Proceeds from/(Repayments of) debt		1,583,998		676,939
Proceeds from warrant/note/option exercise		59,440		-
Net cash provided (used) by financing		1,712,715		1,562,365
Net decrease in cash and cash equiv.		188,779		(233,062)
Cash and cash equivalents, beg of year		4,375		237,437
Cash and cash equivalents, end of period	$	193,153	$	4,375
<u>Supplemental disclosures:</u>				
Noncash investing & financing activities disclosure:				
Common shares issued for AP settlement	$	21,000	$	44,998
Cashless warrant exercise (in cojuntion with debt)		73,333		
Convertible Notes reclassified to SAFE Financing				598,350
Recognition of ROU asset and lease liability		650,447		176,750
APIC increase from acquisition		249,686		

See accompanying notes to the financial statements

Notes to the Consolidated Financial Statements
For the financial years ended December 31, 2023 and 2024



Note 1 – NATURE OF OPERATIONS

Whooshh Innovations, Inc. was organized as "C" Corporation in the State of Delaware on April 27, 2018, and has two subsidiaries, Fish Transport Systems LLC, and FISC LLC. The company previously operated as a limited liability company formed in the State of Washington and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013. Historically, the Company conducted some limited aquaculture and fish handling product distribution through its 62.87% majority-owned subsidiary, Fish Transport Systems, LLC, a Washington State Limited Liability Company. FISC LLC is a wholly owned subsidiary of Whooshh Innovations Inc. It operates as a master leaseholder for two buildings leased from the Port of Seattle and subleases space within those buildings to various subtenants.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Lease Policy
The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2023. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Basis of Consolidation
The Consolidated Financial Statements include the accounts of Whooshh Innovations, Inc. and its controlled subsidiaries. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

It is the Company's policy that in cases where the Company has the majority but not 100% of the controlling interest, then all (100%) of the assets and liabilities are included in the Consolidated Financials Statement, and a non-controlling interest held by third parties is recognized in equity. All revenue and expenses are recognized and a separate allocation of profit and losses, including those to the non-controlling interest.

The following is a summarized presentation of select financial line items from the statement of shareholders' equity and operations of the related non-controlling interests:

	For the Year Ended December 31,	
Consolidated Statement of Shareholders' Equity	**2024**	**2023**
Common Shares	482	477
Additional paid-in capital	18,501,549	17,665,820
Shares to be issued	-	2,047
Accumulated deficit	(25,826,557)	(23,176,789)
	(7,324,526)	(5,508,445)
Non-controlling interests	(1,625,936)	(1,623,079)
Total shareholders' equity	(8,950,462)	(7,131,524)

Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2023 and 2024



Consolidated Income Statement	For the Year Ended December 31,	
	2024	**2023**
Revenues	733,981	487,609
Expenses	(3,386,606)	(3,169,844)
Consolidated Net income (loss)	(2,652,625)	(2,682,235)
Net Income (loss) attributable to the non-controlling interests	(2,857)	(4,860)
Net Income (loss) Attributable to Whoosshh Innovations Inc.	(2,649,768)	(2,677,375)

The non-controlling interest for Fish Transport Systems LLC represents a 37.13% interest

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

Cash and Equivalent

Cash and equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. Notwithstanding the foregoing, the Company did not have cash in excess of insured limits in any Company accounts for either year end reported.

Restricted Cash

The Company did not have restricted cash balance, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2023.

As of December 31, 2024, the Company had $66,000 in restricted cash from its newly acquired subsidiary. This amount is not available for use but is reserved to fulfill the lease requirement with the Port of Seattle.

In accordance with ASC 230, the following table provides a reconciliation of cash, cash equivalents, and restricted cash as presented in the Company's consolidated statement of cash flows:

Reconciliation of Cash, Cash Equivalent, and Restricted Cash:

Description	Amount
Cash and cash equivalents	$127,154
Restricted cash	$66,000
Total cash, cash equivalents, and restricted cash	$193,154

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. It also considers



any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. In estimating the allowance for doubtful accounts, the Company incorporates both current and forecasted economic conditions focusing on factors expected to influence credit losses. In accordance with ASC 326, the allowance is measured at origination and reflects an estimate of lifetime expected credit losses. As significant judgment is required, the review of the appropriateness of the allowance for credit losses is performed annually by the finance department with participation by the Company's executive management.

Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2023 and 2024 was not necessary. As of December 31, 2023, the Company's total trade receivables amounted to $33,708. By December 31, 2024, this amount had decreased to $6,078.

Inventory Valuation

Inventories are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. Inventory costs primarily consist of parts from the Company's suppliers, as well as work in process. The Company conducted its physical inventory count for the fiscal year ending December 31, 2023 and 2024. There was no obsolete inventory recognized as an expense in 2023 or 2024. The following is a summary of inventory by major category:

	December 31, 2024	December 31, 2023
Raw materials	$63,067	$66,778
Work-in-process	$10,480	$10,480
Total Inventory	$73,547	$77,258

Several factors may influence the realizability of our inventories, including technological changes and new product development. The provision for excess and/or obsolete raw materials is based primarily on near-term forecasts of product demand and includes consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Property and Equipment

Property, equipment, and software are recorded at cost when purchased and internally developed. For book purposes, depreciation/amortization on the majority of internally developed equipment is recorded using a straight-line over the expected life of the asset. Upon completion of a CIP asset, depreciation begins and continues through the useful life of the asset. The assets may be leased multiple times and or retained as a demo unit. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation expenses amounted to $407,237 for the year ended December 31, 2023, and $414,122 for the year ended December 31, 2024. The balances on December 31, 2023 and 2024 consist of property and equipment with estimated useful lives ranging from three to five years.

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2023 and 2024

	For the Year Ended December 31,	
	2024	**2023**
Lab Equipment	$321,692	$327,778
Computer Software	$93,461	$88,966
Computer Hardware	$30,880	$26,216
Furniture & Fixtures	$14,931	$14,931
Service Vehicles	$27,023	$27,023
Demo System	$3,298	$0
Scanners	$114,944	$114,944
Leasehold Improvement	$365,536	$0
Leased Asset (Currently Leased)	$15,965	$0
Leased Asset (Available for Lease)	$1,876,808	$2,353,231
Fixed Assets subtotal	$2,864,537	$2,953,089
Accumulated Depreciation	-$2,342,912	-$2,343,289
Fixed Assets, less accumulated depreciation	$521,625	$609,800

In December 2024, the Company entered into an Asset Purchase Agreement with Natural Solutions – A Dam Site Better LLC, pursuant to which it acquired certain tangible and intangible assets, including equipment, trade business name, web domains, and proprietary technology, in exchange for considerations as follows:

- 50% of net profits from sales or leases of Tangible Assets, for assets which transferred to Company at closing.
- A 5% sales commission on Seller products sold by Seller as an agent of Company after the agreement date, if any.
- 90% of accounts receivable collected by Whooshh for pre-May 28, 2024 deliveries unpaid at closing, if any.
- 25% of royalties from licenses of Seller's patents, if any, for five years from the agreement date.
- Warrants to purchase up to 150,000 Whooshh shares over five years.

The transaction was accounted for as an asset acquisition under ASC 805-50, Business Combinations – Related Issues, as the acquired assets did not constitute a business.

Business Combinations and Common Control Transactions

The Company accounts for business combinations in accordance with ASC 805, applying the acquisition method to recognize identifiable assets acquired, liabilities assumed, and any resulting goodwill.

For transactions between entities under common control, such as the combination with FiSC LLC, the Company applies the carryover basis of accounting in accordance with ASC 805-50. Under this method, the assets and liabilities of the acquired entity are recorded at their historical carrying amounts, and no goodwill is recognized.

Investment in Fixed Assets

Investments held as fixed assets are stated at cost less any impairment losses. If at any point investments are denominated in foreign currencies, they are treated as monetary assets and revalued at each year end date.

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2023 and 2024

Revenue Recognition

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers (Topic 606)*. The application of the following five steps guides the recognition of revenue pursuant to the core principles of the new standard:

- Identify the contract with a customer.
- Identify the separate performance obligations.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations.
- Recognize revenue when (or as) the performance obligation is satisfied.

Revenue summarized based on revenue type are as follows for the years ended December 31, 2023, and 2024:

Type	2024		2023	
Grant/Study	$224,471	31%	$226,059	46%
PAAS	$0	0%	$0	0%
Sale	$8,372	1%	$256,150	53%
Service	$501,138	68%	$5,400	1%
Grand Total	$733,981	100%	$487,609	100%

For the year ended December 31, 2024, the Company recognized $499,666 in lease revenue as a service from its wholly owned subsidiary, FiSC LLC.

The Company bills for the sale or use of its systems on a monthly basis and recognizes revenue in accordance with the terms of the contract or service agreements. More specifically, revenue related to services and sales of products is recognized as follows:

a. PAAS – Passage as a Service Revenue is recurring revenue that the company receives over an extended period (at least 6 months) where title to product is not transferred. The contract will require one or more deliverables described b through e below. Therefore, revenue is recognized by the product or service rendered on a contract-by-contract basis.

b. Sale of product, parts, and equipment
    (i) Revenue from sales is recognized when the Company has delivered the equipment to its customers. The location of the delivery is the place risk transfers to the customer and is specified in the contract (i.e. Ex Works, FCA, CIP, etc.) and may be at Whooshh offices or at the customers offices, pursuant to the terms of the Contract.
    (ii) Sales of standard (non-custom) products are supported by a minimum warranty of 90 days or one year. Such warranty is limited to repair or replacement of the component part and does not exceed the length of warranty offered by the OEM of the component. As a result, there is no deferral of sales revenue for revenue recognition purposes.

c. Lease/Rental income
    Rental income from operating leases is recognized on a straight-line basis over the lease term, in accordance with ASC 842.

d. Rendering of services
    As a practical expedient the Company recognizes revenue from logistics services after the time the services are rendered, and the invoice issued based on the actual service provided in accordance with the contract.

e. Research and Grants
    Reimbursements of research and grants are recognized as cost reimbursement. Grant and contract revenue is recognized and recorded as related research expenses are incurred, for both


direct costs and any allocated indirect costs. Any advances received prior to performing the required research are recorded as deferred revenue.

All revenue types based on geographic area for the years ended December 31, 2023 and 2024 is summarized as follows:

Country	2024		2023	
Sweden	$39,936	5%	$0	0%
United Kingdom	$50,000	7%	$0	0%
USA	$644,045	88%	$487,609	100%
Grand Total	$733,981	100%	$487,609	100%

For the year ended December 31, 2023, the Company had two customers, each contributing more than 10% of total revenue. These customers accounted for approximately 25% and 62% of the total revenue, respectively, for the year.

For the year ended December 31, 2024, approximately 12% of the Company's total revenue was generated from a single customer.

Warranty
In contracts where there is a sale of equipment (title changes hands), Company passes through the OEM warranty to the customer. The warranty for the component is typically not less than 90 days or more than one year. Company's warranty to customer will mirror the OEM warranty for the component part. As such, no costs have been incurred on historical product sales other than nominal shipping costs, and no accruals have been made in these financial statements as any future warranty costs on outstanding products is not material.

Fair Value Measurements
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) is at its approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. Employee incentive stock



options have a standard vesting period of 4 years with a one-year cliff. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs may be deferred. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Research and Development

Research and development costs are expensed as incurred. The Company also capitalizes labor necessary to construct the asset e.g. large equipment to be sold to its customers upon reaching technological feasibility and amortized these costs based on estimated economic life (varies from three to five years). Research and Development credits in accordance with IRS guidelines are utilized for tax purposes. The research and development expenses were $171,777 in 2023 and $290,194 in 2024, respectively.

Foreign Currency

Foreign currency transactions are translated into US Dollar using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the income statement.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Advertising and Marketing Costs

Advertising costs are expensed as incurred. Advertising expenditures totaled $138,748 and $77,786 at the end of 2023 and 2024, respectively.

Shipping and Handling

The Company includes shipping and handling costs relating to the delivery of products and equipment to the customers by third parties as part of Cost of Goods Sold. Shipping and Handling costs for the years 2023 and 2024 were $7,196 and $5,703 respectively.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:



For the financial years ended December 31, 2023 and 2024

	2024	2023
Common Stock	48,012,146	47,547,434
Convertible notes (Convertible to Common Stock)*	750,000	-
Warrants to purchase common stock	3,668,775	4,085,907
Stock options	9,034,596	5,014,596
Total potentially dilutive shares	61,465,517	56,647,937

*Convertible notes potential shares calculated based on convertible exercise price of $1.50 per share.

Shared Work Program

On June 22, 2023, the Company applied for the Washington State Shared Work program to mitigate the impact of a brief economic downturn and stabilize the business. During the latter half of 2023 and 2024, the Company utilized the Washington State Shared Work program to reduce its payroll burden. The employees received a prorated percentage of unemployment insurance benefits to compensate for the reduced hours.

Segment Reporting

The Company reports operating segments in accordance with ASC 280 under US GAAP, which requires disclosure of financial and descriptive information about reportable segments. Based on this guidance, the Company has determined that its Chief Executive Officer (CEO) is the Chief Operating Decision Maker (CODM). The CODM evaluates the Company's performance and makes decisions about resource allocation on a consolidated basis. An operating segment is a component of the Company:

- that engages in business activities from which it may earn revenues and incur expenses;
- whose operating results are regularly reviewed by the Chief Executive Officer (CEO) to make decisions about resources to be allocated to the segment and assess its performance; and
- for which discrete financial information is available.

Segment information reported includes measures of revenue, operating income (loss), total assets, and other items necessary to reconcile to the Company's consolidated financial statements, as required by ASC 280. Inter-segment revenues and expenses are eliminated in consolidation. The accounting policies used for segment reporting are the same as those described in the summary of significant accounting policies, unless otherwise noted.

NOTE 3 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 110,000,000 shares of $0.00001 par value common stock. As of December 31, 2024, 48,012,146 shares of common stock were issued and outstanding. Changes in common stock between 2023 and 2024 relate to the issuance of 464,712 new shares from the following:

- 156,424 shares issued during the Company's Regulation Crowdfunding (Reg CF) for a total raise of $71,322.
- 294,288 shares issued from exercised warrants in the amount of $132,771.
- 14,000 shares issued to a consultant for services rendered pursuant to a written agreement during this period, a reduction of payables of $17,500.

During the year ended December 31, 2023, the Company recorded 1,070,969 shares of common stock issued under its Reg CF campaign for a value of $1,581,823. The Company incurred offering costs amounting to $39,760 related to its 2023 Reg CF campaign.

During the year ended December 31, 2024, the Company recorded 156,424 shares of common stock issued under its Reg CF campaign for a value of $71,322. The Company incurred offering costs amounting to $9,422 related to its 2024 Reg CF campaign.

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2023 and 2024

Warrants and Convertible Notes

As of December 31, 2024, 3,668,775 shares of common stock warrants were outstanding. The majority of common stock warrants were issued prior to 2019 totaling 4,441,252 as of year-end 2018. Total common stock warrants outstanding for years ending 2023 and 2024 were 4,085,907 and 3,668,775 respectively. Most warrants were issued at $1.00 per share or more. Changes in warrants between 2023 and 2024 result from 302,564 expired warrants, 264,568 exercised warrants, and 150,000 new warrants issued.

	December 31, 2024		December 31, 2023	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	4,085,907		4,040,497	
Issued	150,000	$1.50	260,410	$2.05
Exercised	(264,568)		-	
Cancelled	-		(75,000)	
Expired	(302,564)		(140,000)	
Outstanding - end of year	3,668,775	$1.12	4,085,907	$0.93
Weighted average grant date fair value of warrants granted during year	$0.84		$0.10	
Weighted average duration (years) to expiration of outstanding warrants at year-end	2.55		2.83	

Equity Incentive Plan (EIP) Stock Options

The Company has reserved 19,120,496 of its common stock pursuant to the 2018 Equity Incentive Plan. 9,034,596 EIP stock options are issued and outstanding as of December 31, 2024. Changes in EIP stock options between 2023 and 2024 are the result of newly issued EIP Options. See Note 4.

Non-Controlling Interests

The Company has owned a 62.87% controlling interest in Fish Transport Systems LLC throughout the reporting period. According to the sections 3.5 and 3.2 of the LLC Operating agreement, losses will be allocated first to the members with positive capital account balances (section 3.5). If the losses are greater than the total positive capital account balance, the excess losses will be allocated to all members based on their ownership interests (section 3.2). As a result, financial losses from the LLC were allocated to the non-controlling interest in the amount of $4,860 for 2023 and $2,857 for 2024. Cumulative losses in the non-controlling interest are $1,625,936 as of December 31, 2024.

NOTE 4 – COMPANY EQUITY INCENTIVE PLAN

Stock Plan

The Company has adopted the 2018 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The Plan was adopted as of June 15, 2018, with initial grants carried over from conversion of the Company's Employee Profit Interests Plan under its organization as a Limited Liability Company upon conversion to a 'C' Corp in 2018. Under the Plan, the number of shares authorized was 19,120,496. The option exercise price generally may not be less than the


underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. In 2024, the Company granted 4,020,000 stock options to its employees and consultants under the plan. These options were granted on October 1st, have an exercise price of $1.50 per share, and vest over a period of four years, including a one-year cliff. Shares remaining in the EIP pool and available for grant under the Plan amounted to 10,058,817 as of December 31, 2024.

Vesting generally occurs over a period of four years. A summary of information related to stock options for the year ending December 31, 2024 and December 31, 2023 is as follows:

| | December 31, 2024 | | December 31, 2023 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	5,014,596		5,275,496	
Granted	4,020,000	$1.50	-	
Exercised	-		-	
Forfeited and Expired	-		(260,900)	
Outstanding - end of year	9,034,596	$1.12	5,014,596	$0.81
Exercisable at end of year	4,940,429	$0.80	4,820,425	$0.79
Weighted average grant date fair value of options granted during year	$0.99		N/A	
Weighted average duration (years) to expiration of outstanding options at year-end	8.23		4.80	
Exercisable at year-end should only include vested amounts.				

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes Option Pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company has included a



50% discount on its valuation, due to "lack of marketability", bylaws, federal and state transfer restrictions, and no active secondary market for the Company's underlying common shares. The assumptions utilized for option grants during the year ended December 31, 2023 and 2024 are as follows:

	2024	2023
Risk Free Interest Rate	4%	6%
Expected Dividend Yield	0%	0%
Expected Volatility	60%	60%
Expected Life (years)	10	10
Fair Value per Stock Options	$1.50	$1.50

Stock-based compensation expense was recognized under FASB ASC 718 for the year ending December 31, 2024. Stock based compensation for 2023 and 2024 was $60,144 and $175,094 respectively. This expense was recorded under Salaries and Benefits. The amount of stock-based compensation to be recognized in the future is $1,896,860.

NOTE 5 – EMPLOYEE RETIREMENT PLANS

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Safe Harbor Matching Contribution Plan). Employees are eligible to participate in the 401(k) Plan three months after their original date of service. Eligible employees are automatically enrolled in the 401(k) Safe Harbor Plan at a 3.5% deferral rate unless the employee elects otherwise. The Company will make a matching contribution in an amount equal to 100.00% of the Employee Contributions that are not in excess of 3.50% of the employees' compensation. All contributions are vested immediately. The Company recognized expenses associated with employee retirement plans of $33,604 in 2023 and $37,116 in 2024.

NOTE 6 – COMPANY DEBT

The Company has financial institution lines of credit outstanding as of December 31, 2023, and 2024. In addition to these lines of credit, the Company entered into a Government Contracts/Receivables Financing Agreement on August 30, 2023, establishing a $1 million revolving line of credit, which was extended in 2024. All lines of credit are fully utilized with an interest rate ranging from 3.25% to 12% with balances of $286,681 and $275,417 as of December 31, 2023, and 2024, respectively.

The Company also has federal agency loan instruments with the U.S. Small Business Administration (SBA) (COVID-19 Economic Injury Disaster Loan (EIDL)) and Export Import Bank, with interest rates ranging between 3.75% and 9% and maturity dates ranging from 2 to 27 years. A general UCC security interest on Company tangible property (but not on the intellectual property) is held by both the SBA and the Export Import Bank. On March 15, 2021, SBA announced extended deferment periods for all disaster loans, including the COVID-19 Economic Injury Disaster Loan (EIDL) program, until 2023. Starting the week of April 6, 2021, SBA has raised the loan limit for the COVID-19 EIDL program from 6-months of economic injury with a maximum loan amount of $150,000 to up to 24-months of economic injury with a maximum loan amount of $500,000. In 2023, the Company received an additional EIDL loan of $268,800 at 3.75% interest and 30-year term. After deferment period ended, the company began making its timely monthly payments starting December 2023. In addition, the Company also carries another SBA loan under its newly acquired subsidiary, FiSC LLC, with a balance of $50,603.

Other than Related Party Transactions (See Note 10) and Convertible Notes there were unsecured private party loans in the amount of $100,000 as of December 31, 2023 and 2024.

As of December 31, 2023, the Convertible Note balance was $0, increasing to $500,000 by December 31, 2024. The amount consists of $500,000 related party Convertible Notes with conversion price at $1.50 per


share with 50% bonus shares. This Note carries an interest rate of 15% per annum and matures in July 2026.

The Company's total debt increased by $2,285,353, rising from $6,246,074 at year end 2023 to $8,531,427 at year end 2024, inclusive of accrued interest. A portion of the debt increase, specifically $84,708, is attributable to the acquisition of FiSC LLC, which resulted in the assumption of additional debt obligations. The Interest expense for the years 2023 and 2024 was $294,146 and $362,733, respectively.

SAFE Notes

The Company issued Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors with the right to certain shares of the Company's capital stock upon equity financing.

In a Unanimous Written Consent on March 27, 2023, the Company Board authorized the Company to make a security offering under a "Simple Agreement for Future Equity" (SAFE) to accredited investors under the standard terms of the Y Combinator MFN SAFE template to bridge to a potential future equity event, reduce Company debt and increase its cash reserves in light of a shifting bank and lending environment resulting from the fallout of certain bank failures and inflation more generally. The Board did not set any limit on the number or amount of SAFE's authorized thereunder.

Pursuant to advice from legal counsel, the Company reached agreement with five outstanding Convertible Note holders to exchange their existing Convertible Notes, with accrued interest to the approved SAFE, effective on or about April 18, 2023. The total dollar value of the Convertible Notes with accrued interest exchanged for the SAFEs is $598,350, thereby reducing the Company's liabilities by the same amount. In addition, the Company secured $504,000 from accredited investors under the SAFE offering by the year end of 2023. The SAFE notes are recorded as a long-term liability at their estimated fair value.

There were no SAFE notes converted into shares of the Company's preferred stock during the period ended December 31, 2024. SAFE notes with a principal amount totaling $1,102,350 remained outstanding as of December 31, 2024.



The minimum principal payment schedules each year for the next five years is as follows:

Principal Loan Obligations	2025	2026	2027	2028	2029	5+ Years
1	$110,000					
2	$842,490					
3	$138,000					
4	$272,236					
5	$162,663					
6	$75,000					
7	$206,816					
8	$753,942					
9	$25,147					
10	$235,083					
11	$250,000					
12	$500,000					
13	$275,000					
14	$216,816					
15	$417					
16	$5,479	$500,729				
17	$5,658	$3,300				
18	$54,242	$54,242	$54,242	$6,340		
19	$1,860	$1,860	$1,860	$1,860	$1,860	$41,303
20		$15,403				
21		$1,347,722				
22		$38,569	$41,071			
23		$7,228	$9,907	$10,284	$10,636	$380,245
24				$100,000		
25						$1,102,350
Total	$4,130,846	$1,969,054	$107,079	$118,484	$12,496	$1,523,898

NOTE 7 – LEASE OBLIGATIONS

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2022. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

The Company leases from FiSC LLC a portion of the buildings for its manufacturing and office space at prices below market value. Monthly lease obligations under the agreement are base rent starting at $6,680 per month for a combined office and manufacturing space of 12,500 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses. This base rent is below market rates. As of December 31, 2023, the Company has recognized right-of-use assets of $7,047 related to the lease ending January 31, 2024, with a total balance of $183,797 due to the lease extension. As of the same date, the Company's total remaining operating lease commitments amount to $183,415.

Effective January 1, 2024, FiSC LLC became a wholly owned subsidiary of the Company. As a result, the intercompany lease was eliminated through consolidation. The lease obligations reflected are related to its subsidiary, FiSC LLC to its lessor, the Port of Seattle. At the time of acquisition, FiSC LLC initially recognized a lease liability and a corresponding right-of-use asset totaling $605,276.

As of December 31, 2024, the Company reported an operating lease obligation with a remaining commitment of $338,648. Additionally, the right-of-use assets recognized in connection with the lease totaled $270,559, with a remaining balance of $334,717.



The right-of-use assets were calculated based on the present value of lease payments over the lease term. The Company recognizes lease expense on a straight-line basis over the lease term and does not have any material variable lease payments or residual value guarantees. The Company did not have any finance leases as of December 31, 2024.

A summary of operating lease assets and liabilities as of December 31, 2024, are as follows:

Operating Lease	December 31, 2024	December 31, 2023
Operating lease right-of-use assets	$334,717	$183,797
Total right-of-use assets	**$334,717**	**$183,797**
Operating lease liabilities, current	$311,942	$86,620
Operating lease liabilities, non-current	$26,706	$96,795
Present Value of Lease Liabilities	**$338,648**	**$183,415**
Imputed Interest	**4.58%**	**4.58%**

The Company's current lease term for the operating lease ends January 31, 2026. The remaining term for the Company's operating lease as of December 31, 2024, is 1.1 years. Negotiations have started to enter a new lease at the same facility to commence Feb 1, 2026. The weighted average discount rate used to calculate the present value of lease payments for the Company's operating lease as of December 31, 2024, is 4.58%.

In 2023 and 2024 the Company recognized rent expenses of $98,340 and $288,905, respectively. The 2023 amount represented lease expenses to FiSC LLC. However, effective January 1, 2024, FiSC LLC became a wholly owned subsidiary of the Company, and as a result of the consolidation, the intercompany lease was eliminated. The $288,905 rent expense recognized in 2024 pertains solely to lease payments made by FiSC LLC to its master lessor, the Port of Seattle, for spaces that were subleased to third-party tenants.

The future minimum lease payments required under the lease obligations having remaining non-cancellable lease terms in excess of one year at December 31, 2024, are as follows:

Lease Obligation	
2025	2026
$311,942	$26,706

Monthly lease obligations under the agreement with the Port of Seattle are base rent starting at $25,991 per month for a combined office and manufacturing space of 39,600 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

During the reporting period, the Company entered into new strategic agreements aimed at enhancing its operational capabilities, and service offerings. These agreements are part of the Company's broader strategy to drive growth and innovation through collaboration.

Notable new agreements established during the year include:

- U.S. Distribution Agreement for Ecocoast Holdings Limited, headquartered in Dubai
- Development Agreement with Wild Salmon Center, a 501c3, headquartered in Portland, Oregon
- Asset Purchase Agreement of FVES System from Natural Solutions, a Helena Montana Company.



- Confidential Letter of Intent regarding Project Financing and Debt Refinancing
- Assignment Agreement of the ownership interest of FiSC LLC effective January 1, 2024, such that FiSC LLC is now a wholly owned subsidiary of Whooshh Innovations Inc.

The financial impact of these Agreements during the period was not material, with the notable exception of FiSC LLC; however, the Company anticipates increased contributions to revenue and profitability in future periods as the relationships and marketing of the new products mature. The Company continues to explore further product development and distribution opportunities that align with its long-term strategic objectives. FiSC LLC is the master leaseholder with the Port of Seattle, and subleases are its only source of revenue. The Company has been profitable since its inception in 2016, and its earnings added to the Company results in 2024.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. There are currently no known existing or pending legal proceedings against the Company.

NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, accounting standards will have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will evaluate and adopt those that are applicable under the circumstances.

NOTE 10 – RELATED PARTY TRANSACTIONS

As of the year ended December 31, 2024, the Company has loans outstanding from related parties totaling $3,736,249 including accrued interest. All such loans mature between February 2025 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises, working capital and/or project financing for demonstration projects.

In 2024, the Company borrowed $1,198,076 and made $161,551 payments from two different related parties (the "Related Party Loans"). Interest rates on these Related Party Loans range from 8.5% to 15%, each maturing on or before October 4, 2026. During the year the Company extended the maturity dates of thirty-two promissory notes with seven different related parties (the "Extended Loans"). The new maturity dates of the Extended Loans are between February 1, 2025, to October 6, 2026, and the aggregate loan amount is $1,401,174.

In February 2023, the Company entered into a transaction with a Board member for the acquisition of 272,820 shares of Company common stock, and 136,410 warrants, for $654,000 provided the Company use all such funds to pay down the balance of a related party note, dated February 13, 2019, and thereby reducing the Company's liabilities by the same amount.

Related Party Non-Cash Acquisition of Subsidiary

On January 1, 2024, the Company completed the acquisition of FiSC LLC, a related entity owned by three Board members, in a non-cash transaction. The acquisition was accounted for as a business combination under ASC 805, with the Company obtaining control of FiSC LLC through the issuance of equity instruments and other settlement arrangements. No goodwill has been recognized as the transaction between entities under common control. The transaction terms were reviewed and approved by the disinterested members of the Company's Board of Directors.

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2023 and 2024

<u>Purchase Consideration</u>
- Total consideration transferred: $1,009,331
- Obligation to FiSC LLC forgiven: $1,009,331

The total consideration transferred for the acquisition was non-cash in nature and consisted of the following components:
- **Issuance of Promissory Notes:** The Company issued unsecured promissory notes with a total face value of $640,447 to the related selling partners of FiSC LLC. The notes bear interest at 15% per annum beginning February 3, 2025 until paid in full.
- **Issuance of Warrants**: The Company will issue a total of 245,922 warrants to the selling "related party" partners on January 1, 2025. Each warrant entitles the holder to purchase one share of the Company's common stock at an exercise price of $0.00001 per share, with a ten year expiration date of December 31, 2034. The fair value of the warrants will be determined using the Black-Scholes pricing model and is subject to adjustment during the measurement period. As of December 31, 2024, the warrants were provisionally recorded at their current market value of $1.50 per share, totaling $368,883, as part of the purchase consideration.

As part of the acquisition, the Company was released from an outstanding obligation totaling $1,009,331 previously owed to FiSC LLC. The liability consisted of the following:
- Intercompany loan payable: $334,550
- Accrued interest: $34,344
- Rent obligations (net of receivables): $640,437

<u>Allocation of Purchase Price</u>
The assets acquired and liabilities assumed as of the acquisition date were as follows:

Description	Amount
Cash and cash equivalent	$ 87,069
Accounts receivable	60,423
Other assets	1,619,207
Property and equipment, net	297,525
Accounts payable and current liabilities	(367,173)
Other liabilities	(438,034)
Net assets acquired	$ 1,259,017

The difference between the net assets acquired $ 1,259,017 and the liability settled $1,009,331 was recorded as a credit to Additional Paid-in Capital (APIC) in the amount of $249,686, reflecting a capital contribution to the Company.

Potential Acquisition of Minority Investor Holdings in Subsidiary
On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067. The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding and has no automatic expiration date. The Company would expect the terms to be renegotiated in any definitive agreement.

NOTE 11 – INCOME TAX
The Company is subject to taxation in the United States and Washington state jurisdictions. It accounts for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized



for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

As of December 31, 2024, the Company has federal operating loss carryforwards available to offset future taxable income of approximately $11,093,977. These carryforwards will begin to expire in the year ending December 31, 2039. The federal net operating loss carryforward generated in 2019 and 2020 does not expire and will carry forward indefinitely. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. The Company uses the US federal corporate tax rate of 21% and does not anticipate any income tax liability for tax year 2024.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs) and the excess of depreciation of intangibles for financial reporting over the tax basis. The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will be realized. As of December 31, 2023 and 2024, the Company had approximately $3,286,407 and $3,312,019 in deferred tax assets (DTAs), respectively. These DTAs include approximately $2,179,000 related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce the Company's income taxes payable in those future periods. Another significant component of the Company's DTAs is the excess of depreciation of Intangibles for financial reporting over the tax basis in the amount of $451,367 as of December 31, 2023 and 2024.

Valuation Allowance and Risks and Uncertainties

The Company provided a valuation allowance to fully reserve its net operating loss carryforwards and other items giving rise to deferred tax assets, primarily as a result of anticipated net losses for income tax purposes. It assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The amount of the deferred tax asset is considered realizable, however, could be adjusted year over year beginning tax year 2021 if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

A valuation allowance of $2,210,597 and $2,145,359 were recorded as of December 31, 2023 and 2024, respectively against the net deferred tax assets and deferred tax liabilities. The deferred tax liabilities as of 2023 and 2024 are $1,308,817 and $1,399,668 respectively. The deferred tax liabilities primarily include the excess of the amount for financial reporting ($127,022 in 2023 and $127,541 in 2024) over the tax basis of the Company's property, plant, and equipment, and $1,180,315 in 2023 and $1,184,370 in 2024, respectively, in investment in its subsidiary, Fish Transport Systems, LLC. These intercompany expenses have created an accelerated deductibility for tax purposes, and related deferred tax liability in the Company's financial statements. The net deferred tax expense and liabilities as of December 31, 2024, is estimated at $233,007, with no change anticipated from the prior year.

For financial reporting purposes, income tax expense includes the following components:



Income Tax Expense		
The components of income tax expense (benefit) were as follows:		
	2024	**2023**
Current tax		
U.S. federal and state	0	0
Total current tax	0	0
Deferred tax		
U.S. federal and state	0	0
Total deferred tax	0	0
Income tax expense (benefit)	0	0
	0	0

The components of deferred taxes are as follows:

Deferred Taxes and Valuation Allowances		
The components of our net deferred tax assets at the reported balance sheet dates are as follows:		
	2024	**2023**
Deferred tax assets related to:		
Net Operating Loss Carryforward	2,178,922	2,310,303
Tax Credit Carryforward	112,178	106,942
Reserves and Accruals	81,332	48,613
Intangibles (book depreciation in excess)	451,367	451,367
Stock Compensation	295,677	275,407
Property Plant & Equipment (book depreciation in excess)		
Capitalized Research Costs	103,582	92,211
Lease Liability	88,962	1,564
Total deferred tax assets	3,312,019	3,286,407
Deferred tax liabilities related to:		
Property plant & equipment (tax depreciation in excess)	(127,541)	(127,022)
Investment in Fish Transport Systems, LLC	(1,184,370)	(1,180,315)
Right of Use Asset	(87,757)	(1,480)
Total deferred tax liabilities	(1,399,668)	(1,308,817)
Total net deferred taxes	1,912,352	1,977,590
Less deferred tax assets valuation allowance	(2,145,359)	(2,210,597)
Net deferred tax liabilities	(233,007)	(233,007)

NOTE 12 – GOING CONCERN

Our financial statements were prepared on a "going concern" basis. That means that the financial statements were prepared with the assumption that the company will continue to operate for the foreseeable future and will not be forced to liquidate its assets or cease operations. Certain matters, as described herein and the accompanying financial statements could indicate there may be substantial doubt about the Company's ability to continue as a going concern. Our ability to continue operations has been and continues to be dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital or debt financing to grow and scale the company



products during an uncertain economic environment. During 2025, management plans to continue to: (i) streamline operations by using outside contractors and or software subscriptions and artificial intelligence tools, (ii) develop a robust sales pipeline including by small business no-bid government contracts and e-commerce sales, and (iii) to fund its operations with capital from financing vehicles such as Reg CF, its SAFE securities offering, warrant exercises, new Reg D investments, additional, refinanced or modified loans, and improved revenue outlook. The Company could, but does not plan to reduce its cash burn by reducing employee headcount to preserve capital, to better align costs and revenue with ebbs and flows between quarters. Despite the Letter of Intent referenced in Note 8, there are no assurances that management will be able to continue to raise new capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of timely capital, the Company may be required to reduce near-term scope of its planned development and operations, which could delay implementation of the Company's business plan and harm its business, financial condition, and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 13 – SUBSEQUENT EVENTS

Management's Evaluation

Beginning January 20, 2025, a new administration took office and promptly announced a number of Executive Orders, many of which are contrary to historical norms. It is unclear whether or if any of these orders will have an impact on the Company, except for the announced and changing tariffs on goods imported into the country. While the Company manufactures in the United States, many materials, such as steel and aluminum, are imported by suppliers from which the Company purchases from. Prices are expected to rise in 2025, reducing supply chain certainty until the tariff system is stabilized.

On March 22, 2025, the Company entered into a Commercialization Agreement to acquire the rights to develop and commercialize an automatic release cage which had been developed by a U.K. biologist. The Company released the new product "NightFlight" on Earth Day, April 22, 2025 on its website and through a Press Release that reached over 200 news organizations. The product is the Company's first available to be ordered directly on its new e-commerce storefront. It is anticipated that "NightFlight" will be a relatively higher volume product for the Company and will produce additional earnings in future reports.

On April 21, 2025, the Letter of Intent referenced in Note 8 was replaced with a Letter of Commitment (LOC). The LOC terms include several conditions precedent: drafting and execution of the definitive legal documents, security filing, board approvals, and appropriation of funds. The LOC targets closing in Q2 2025. Upon closing as contemplated by the LOC, all of the existing Company debt will be refinanced on Company favorable terms and additional working capital and project financing will also be available to the Company through this same vehicle. Until such time that the definitive agreements have been executed, there remains a significant risk of delay or even a failure to close. The Company is taking further steps to identify alternative sources of financing and capital in the event that the transaction contemplated by the LOC does not timely close for any reason, but has not yet accepted any other commitments. To this end, the Company intends to sign a contract with Legalist to renew a one million dollar line of credit on terms similar to those it has previously had with the creditor in 2023 and 2024.

During the latter half of 2024, the Company participated in a Washington State shared work program to reduce its employee payroll burden during that time. As of January 2, 2025, all employees have resumed their regular work hours.

Management has evaluated subsequent events through June 18, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHOOSHH INNOVATIONS INC.

/s/ Vincent Bryan III

_____

By Vincent Bryan III

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vincent Bryan III

_____

Vincent Bryan III, Chief Executive Officer and Director

Date: July 14, 2025

/s/ Siao Ling Kok

_____

Siao Ling Kok, Principal Financial Officer and Principal Accounting Officer

Date: July 14, 2025

/s/ Marc Haugen

_____

Marc Haugen, Director

Date: July 14, 2025

/s/ Michael A. Hendricks

_____

Michael A. Hendricks, Director

Date: July 14, 2025

/s/ Vincent Bryan Jr.

_____

Vincent Bryan Jr., Director

Date: July 14, 2025